AP 10/30

UN
SECURITIES AN
Wash

08032282

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 29 2008
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris, Ligon & Rodriguez

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
NOV 04 2008
THOMSON REUTERS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AURORA FINANCIAL SERVICES, L. L. C.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2007

M L R

Morris, Ligon & Rodriguez
Certified Public Accountants
A Professional Corporation

245 Commerce Green, Suite 210
Sugar Land, Texas 77478
(281) 242-2400
Fax: (281) 242-6717
http://www.mlrcpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
Aurora Financial Services, L. L. C.
Houston, Texas

We have audited the accompanying statement of financial condition of Aurora Financial Services, L. L. C. as of December 31, 2007, and the related statements of income, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Financial Services, L. L. C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Ligon & Rodriguez

Morris, Ligon & Rodriguez

March 25, 2008

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:		
Cash		$ 10,441
Trading securities		68,400
Accounts receivable - trade		16,403
Total current assets		95,244
PROPERTY AND EQUIPMENT:		
Furniture and fixtures	$ 12,142	
Leasehold improvements	6,756	
	18,898	
Less accumulated depreciation	452	18,446
OTHER ASSETS:		
Membership fee in National Association of Security Dealers	395	
Deposit with National Association of Security Dealers	40	
Prepaid with National Association of Security Dealers	2,643	3,078
TOTAL		$ 116,768

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable:		
Trade	$ 5,603	
Payroll taxes	87	$ 5,690
Total current liabilities		5,690
MEMBER'S EQUITY		111,078
TOTAL		$ 116,768

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$ 313,250
Unrealized loss on trading securities	(31,642)
Other	187,914
Total revenues	469,522
EXPENSES:	
Bank charges	1,278
Commissions	172,176
Contract labor	119,878
Depreciation	452
Insurance	19,043
Office expenses	7,942
Salaries and payroll taxes	42,736
Professional fees	14,125
Regulatory fees	9,844
Rent	25,065
Telephone	5,752
Travel	22,085
Other	24,865
Total expenses	465,241
NET INCOME	$ 4,281

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

BEGINNING BALANCE, JANUARY 1, 2007	$	29,297
NET INCOME		4,281
Total		33,578
CONTRIBUTION BY MEMBER		77,500
ENDING BALANCE, DECEMBER 31, 2007	$	111,078

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

BEGINNING BALANCE, JANUARY 1, 2007	$	- 0 -
Increases		- 0 -
Decreases		- 0 -
ENDING BALANCE, DECEMBER 31, 2007	$	- 0 -

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,281	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	452	
Unrealized loss on trading securities	31,642	$ 36,375
Changes in operating assets and liabilities:		
Decrease (increase) in operating assets:		
Trading securities		(73,756)
Accounts receivable		(16,403)
Other assets		5,285
Decrease in operating liabilities:		
Accounts payable		(4,176)
		(52,675)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(13,458)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution by member		77,500
INCREASE IN CASH		11,367
CASH DEFICIT - BEGINNING OF YEAR		(926)
CASH - END OF YEAR		$ 10,441

See notes to financial statements

1. Nature of Business and Significant Accounting Policies

Nature of Business

Aurora Financial Services, L.L.C. is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that the Company promptly transmits all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for or owe money or securities to customers. The Company is a Texas Limited Liability Company.

Cash

Cash includes demand deposit accounts.

Trading Securities

Trading securities consist of common stock of publicly held companies and are stated at market value as determined by the most recently traded price of each security at the balance sheet date. The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

Income and Expense Recognition

Income and expenses are recognized using the accrual method of accounting with income recognized as earned and expenses recognized when incurred.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the following useful lives:

Furniture and fixtures	10 to 15 years
Leasehold Improvements	40 years

Income Taxes

The Company is a single member Texas Limited Liability Company which is a disregarded entity for federal income tax purposes. As a result, the income and expenses of the Company are reported in the income tax return of the member. Accordingly, no provision for income taxes has been made in the financial statements.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

2. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Company had net capital of $73,937 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

3. Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities.

4. Concentrations of Credit Risk

The Company maintains cash balances in two financial institutions located in Houston, Texas. The accounts are insured up to $100,000 at each institution by the Federal Deposit Insurance Corporation.

5. Operating Lease

The Company leases its office space under a lease agreement which expires July 31, 2012. The agreement calls for monthly rentals of $1,811. Minimum future rental payments required under the lease agreement are $103,299.

6. Commitments and Contingencies

The Company has an indemnification clause in its agreement with its clearing broker-dealer. According to the terms of the agreement, in the event the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2007 management was not aware of any potential losses relating to this indemnification.

SUPPLEMENTAL SCHEDULES

Schedule I

AURORA FINANCIAL SERVICES, L. L. C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 111,078
Add:		
Liabilities subordinated to claims of general creditors		- 0 -
Total capital and allowable subordinated liabilities		111,078
Deductions and/or charges:		
Nonallowable assets from Statement of Financial Condition:		
Membership fees, deposits, and prepaids	$ 3,078	
Property and equipment - net	18,446	21,524
Net capital before haircuts on securities positions		89,554
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		15,048
Net capital		$ 74,506

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 379
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirements)	$ 5,000
Net capital in excess of required minimum	$ 69,506
Excess net capital at 1000%	$ 73,937
Ratio: Aggregate indebtedness to net capital	0.08 to 1

AGGREGATE INDEBTEDNESS

Liabilities included in the Statement of Financial Condition	$ 5,690
Other liabilities	- 0 -
Total aggregate indebtedness	$ 5,690

In our review of the Unaudited Focus Reports, Part IIA regarding the net capital computation of Aurora Financial Services, L.L.C., we have found no material differences between the unaudited reports and our report dated March 25, 2008.

Schedule II

AURORA FINANCIAL SERVICES, L. L. C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), which provides that the Company promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for or owe money or securities to customers.

M L R

Morris, Ligon & Rodriguez
Certified Public Accountants
A Professional Corporation

245 Commerce Green, Suite 210
Sugar Land, Texas 77478
(281) 242-2400
Fax: (281) 242-6717
http://www.mlrcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Aurora Financial Services, L. L. C.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental information of Aurora Financial Services, L. L. C. (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate of material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris, Ligon & Rodriguez

Morris, Ligon & Rodriguez

March 25, 2008

END